

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 1, 2018

Huibin Su
Chief Executive Officer
CX Network Group, Inc.
Room 1205, 1A Building
Shenzhen Software Industry Base, Xuefu Rd.
Nanshan District, Shenzhen, Guangdong Province
People's Republic of China

> **Re: CX Network Group, Inc.**
> **Current Report on Form 8-K**
> **File No. 333-169805**
> **Filed March 23, 2018**

Dear Mr. Su:

We issued comments to you on the above captioned filing on May 3, 2018. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by June 15, 2018.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact William Mastrianna, Attorney-Adviser, at (202) 551-3778 or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 with any questions.

Division of Corporation Finance
Office of Telecommunications